June 9, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549
Attention:              Larry Spirgel
Assistant Director

Re:          Hickory Tech Corporation
Form 10-K for the year ended December 31, 2008
Filed March 5, 2009
File No. 000-13721

Dear Mr. Spirgel:

On behalf of Hickory Tech Corporation (the “Company”), I confirm receipt of the May 21, 2009 comment letter to David Christensen, the Company’s Chief Financial Officer, from the U.S. Securities and Exchange Commission.  The SEC comment letter pertained to the Company’s Form 10-K for the year ended December 31, 2008.  Set forth below are the Company’s responses to the SEC comments, and for your convenience the SEC’s comments are set forth in bold, followed by the Company’s response.

Administration of Our Compensation Program – Role of Compensation Committee, page 11

1.
We note your disclosure on page 12, related to the Compensation Committee’s review of the compensation practices of similar companies in your industry in determining competitive levels of overall executive compensation. It appears the Compensation Committee uses the compensation data from the comparable companies for benchmarking purposes. If so, you must identify the companies used. In future filings, for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies.

    The Company will provide this requested disclosure in future filings.

Performance-Based Incentive Compensation, Page 13

2.
We note that cash and stock awards paid to named executives under your Executive Incentive Plan and Long-Term Incentive Program are tied to the achievement of specified pre-established company objectives. In future filings, please disclose, for each named executive officer, the performance targets and threshold levels for each performance goal. Also disclose the target payouts for each named executive officer rather than just for Mr. Finke. See Regulation S-K Item 402(b)(v), (vi) and (vii). If you believe that such disclosure is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Regulation S-K Item 402(b), please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance goal. Please note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the performance goals, provide as much detail as necessary without providing information that would result in competitive harm. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

The Company provides performance-based incentive compensation in the form of cash payments based on achievement of annual targets under its Executive Incentive Plan, and also in the form of restricted  shares of Company common stock based on financial targets generally involving three year time periods under its Long-Term Executive Incentive Plan.  The Company will, in response to your comments, disclose the target payout for each named officer in the future filings.

The Executive Incentive Plan

With respect to the annual Executive Incentive Plan, and in response to your comment, the Company will provide in future filings disclosure of the specific quantitative performance targets and threshold levels for each performance goal relating to completed fiscal years.  For the uncompleted fiscal year in which the proxy statement or annual report on Form 10-K is filed, the annual Executive Incentive Plan performance quantitative targets and threshold levels will not be disclosed because we believe such quantitative performance targets are not material to an understanding of the compensation for the most recently completed fiscal year. The Company reserves the right, in the event it changes the nature of its quantitative performance targets in the future, to not disclose any such new performance targets that would cause it competitive harm so long as it provides the required “degree of difficulty” disclosure.

The Long-Term Executive Incentive Program

The Company’s Long-Term Executive Incentive Program provides for payout three years in the future based upon the projected results contained in the Company’s long-term business plan.  We disclose the performance metrics established in the current plan, although not the specific performance goals, each year when we establish new three-year goals.  These goals have been based upon future EBITDA, cumulative revenue, operating cash flow and other financial performance measures that are based upon the Company’s proprietary long-term business plan.

In response to your comment, for the Long-Term Executive Incentive Program, we will, in future filings, disclose the quantitative performance measures where the measurement period has ended prior to the filing of our proxy statement.  We do not believe, however, that we should be required to provide sensitive, forward looking target information for future years where performance remains incomplete.  Again, the Company reserves the right, in the event it changes the nature of its quantitative performance targets for the Long-Term Executive Incentive Program in the future, to not disclose any such new performance targets for completed periods that would cause it competitive harm so long as it provides the required “degree of difficulty” disclosure.

For future fiscal years (including for two or three years in the future when the proxy statement is published), the three year EBITDA, cumulative revenue, and operating cash flow information is proprietary information of the Company that ties directly into our five year Company business plan.  This information is confidential and would cause competitive harm to the Company if disclosed.

In general, courts have allowed registrants to retain information confidentially “if disclosure of information is likely to . . . cause substantial harm to the competitive position of the person from whom the information was obtained.”  National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974).  Among the information that courts have concluded could cause competitive harm is sales information, and similar information derived from sales and net profits such as EBITDA.

Although the Company operates a portion of its telecommunication business in what has historically been a regulated industry, today there is intense competition in the majority of the markets in which the Company operates.  The Company provides business-to-business communication solutions and consulting, broadband services, the provisioning, integration and installation of business services, and the offering of alternative services such as VOIP and high speed Internet, and also the highly competitive services as a regional common carrier and provider of bandwidth on a fiber optic communications network.  The marketplace for these services is extremely competitive, and if we were to disclose performance targets for the Long-Term Executive Incentive Program as they are established, we would be disclosing cumulative revenue and EBITDA targets in fiscal 2009 for fiscal 2009, 2010 and 2011.  This information is forward looking and not publicly disclosed by us in any other forum.

Because the regulated portion of the Company’s business is relatively predictable, if we were to disclose these performance targets for uncompleted periods, our competitors, suppliers and customers would likely be able to derive the revenue growth of our competitive lines of business, and, with EBITDA targets, to derive information about the margins in that business and other highly sensitive information.  Further, these performance targets are based on our even longer-term strategic business plans, and their disclosure would give our competitors significant insight into our long-term goals and how we intend to allocate resources.  It would provide insight into future capital spending which could indicate market or product enhancements/expansions.  Competitive harm would result because competitors could use these insights to our detriment by taking counteractive measures that frustrate and impede our plans to reach our long-term goals.  Disclosure of growth plans to suppliers may cause suppliers to charge us higher prices if they sense equipment purchases are needed to attain these objectives.  Disclosure of potential changes in margins to customers may cause customers to request pricing discounts if they sense margins are under pressure or other customers are getting better terms.  We are unable to obtain similar information from the public filings of our competitors and we believe this disclosure would put us at an appreciable competitive disadvantage.

Further, our executives have skill sets that are valued in the market.  They have been, and continue to be, approached by competitors who seek to attract them as their employees. The anticipated rate of growth of our business as compared to the business of the competitor is an important ingredient in any executive’s employment decision and would allow our competitors to gauge their programs to attract our executives.  Further, if we disclose the precise three-year goals, our competitors could make educated assumptions about the likelihood and timing of payouts being earned thus gaining a competitive advantage in the hiring process.

Disclosure of this information would also likely give rise to confusion in the investment community and could be misinterpreted by our shareholders, by regulators, by suppliers and by others.  Investors may interpret the information as long-term financial guidance, causing them to publish unrealistic earnings or sales expectations.  Because of the variability in our telephony equipment installation, integration and consulting business, this may cause unexpected disappointment with interim periods and volatility in our market price.  Our long-term strategic goals are aspirational, and are unlikely to be achieved at all of the specific levels outlined in the goals we establish.  The Company is cognizant of the requirement to provide disclosure in its Securities Exchange Act of 1934 filings of known trends and uncertainties, including some types of information described above.  However, the Company believes that public disclosure of specific, internally-developed financial performance targets such as EBITDA, cumulative revenue and operating cash information for the three-year performance period under our Long-Term Executive Incentive Program is forward-looking information that it is not required to release to the public because of its aspirational nature.  The Company has opted not to disclose to the public the information for a number of strategic reasons, including the risk that such disclosure would provide competitive harm, as set forth above.  Additionally, the Company believes that a requirement to disclose this information would force management to change the way it manages the Company and communicates with investors.  If disclosure of these targets were provided, the Company may need to consider linking compensation to targets that would not be as potentially harmful in the event of public disclosure.  These effects would likely result in harm to the Company and its competitive position because they would require the Company to set compensation goals that are not necessarily the most effective goals for advancing the Company’s business strategy.

Although we believe the disclosure of specific targets, which are three years into the future, would cause us significant competitive harm, place us in an unfair position, and cause confusion in the marketplace, in response to your comment, we will provide greater disclosure as to the level of difficulty of achieving the goals established for the Long-Term Executive Incentive Program.

3.
We note that some of your performance goals are tied to the achievement on non-GAAP financial measures. Please disclose how the numbers are calculated from your audited financial statements. For example, disclose how Adjusted Cash Flow is calculated from your audited financial statements rather than from EBITDA, which is another non-GAAP financial measure.

In our future filings, the Company will clarify the calculation of any non-GAAP measurements in our incentive plans.

Employment Contracts, Change of Control Agreements, Severance Agreements and Other Agreements, page 22

4.	In future filings, please define “cause” and “good reason” as used in the agreements described in this section.

    In future fillings, the Company will include the definition of “cause” and “good reason” for the agreements described in this area.

5.
When discussing potential payments under termination and change-in-control agreements with your named executive officers, you refer to payments based upon “one month’s salary” or “base salary.” However, it appears that these references are actually to annual compensation that includes base salary, bonuses under the Executive Incentive Plan, annual Supplemental Retirement Plan contributions, stock grants under the Long-Term Executive Incentive Plan and any other incentive payments except for stock options. If so, and to avoid confusion, we encourage you to refer instead to payments based upon annual compensation and to explain how you calculate such annual compensation.

    In future filings, the Company will review and clarify the disclosure language in this section.

6.
To assist shareholders in recognizing the extent of the potential payments, consider presenting the different kinds and amounts of estimated payments and benefits to the named executive officers in a table or tables.

In future filings, the Company will consider using a tabular format to present the different kinds and amounts of estimated payments and benefits that may be made to the named executive officers.

As requested in the Staff’s letter, the Company acknowledges the following with respect to this matter: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (507) 387-1872 should you have further comments or if you require any additional information.

Respectfully yours,

/s/ Mary Jacobs
Mary Jacobs
Vice President of Human Resources and
Corporate Vice President of HickoryTech Corporation

cc:	David A. Christensen
Senior Vice President and Chief Financial Officer